UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities and Exchange Act of 1934

(Amendment No. 10)

Cross Country Healthcare, Inc.

(Name of Issuer)

Common Stock, $0.0001 Par Value

(Title of Class of Securities)

227483104

(CUSIP Number)

December 11, 2013

(Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The remainder of this cover page shall be filled out for reporting person’s initial filings on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

13G

CUSIP No. 227483104	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Charterhouse Equity Partners III, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 52-2047386
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) -0-
12	TYPE OF REPORTING PERSON PN

Item 1(a).	Name of Issuer:

Cross Country Healthcare, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

6551 Park of Commerce Blvd., N.W.

Boca Raton, FL 33487

Item 2(a).	Name of Person Filing

Charterhouse Equity Partners III, L.P.

Item 2(b).	Address of Principal Business Office or, if None, Residence

1105 N. Market Street

Suite 1300

Wilmington, DE 19899

Item 2(c).	Citizenship

Delaware

Item 2(d).	Title of Class of Securities:

Common Stock, $0.0001 par value

Item 2(e).	CUSIP Number:

227483104

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

Item 4.	Ownership

(a) Amount beneficially owned: -0-

(b) Percent of Class: -0-

(c) Number of shares as to which person has:

Sole power to vote: -0-

Shared power to vote: -0-

Sole power to dispose of: -0-

Shared power to dispose of: -0-

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of the Group

Not Applicable.

Item 10.	Certifications.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHARTERHOUSE EQUITY PARTNERS III, L.P.

By:	CHUSA Equity Investors III, L.P.,
general partner

	By:	Charterhouse Equity III, Inc.,
general partner

By:	/s/ Cheri Lieberman
	Name:	Cheri Lieberman
	Title:	Chief Financial Officer

Date: February 15, 2014

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